

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 19, 2021

Deanna Johnson
Chief Executive Officer
Fuel Doctor Holdings, Inc.
410 Louisiana Street
Vallejo, CA 94590

   Re: Fuel Doctor Holdings, Inc.
     Registration Statement on Form 10-12G
     Filed March 8, 2021
     File No. 000-56253

Dear Ms. Johnson:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Office of Trade & Services

cc: Stephen Mills